UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

Thermal Tennis, Inc.
(Exact name of Registrant as specified in its charter)

Nevada	000-54476	88-0367706
(State or other Jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer I.D. No.)

7951 East Maplewood Avenue, Suite 328
Greenwood Village, Colorado 80111
Phone: (800) 420-4866

(Address, including zip code, and telephone and facsimile numbers, including area code, of registrant’s executive offices)

THERMAL TENNIS, INC.
7951 East Maplewood Avenue, Suite 328
Greenwood Village, Colorado 80111

_________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

No vote or other stockholder action is requested in connection with this Information Statement.
_____________________________

The Company is not asking you for a proxy, and you are requested not to send the Company a proxy.

General

This Information Statement is being delivered on or after October 22, 2014, to the holders of shares of common stock, par value $0.001, of Thermal Tennis, Inc., a publicly held Nevada corporation (the “Company”).  You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company’s board of directors, which is expected to take place not less than 10 days after of the date this statement is filed with the Securities and Exchange Commission (“SEC”) in accordance with Rule 14f-1 and transmitted to all stockholders of record.

On August 15, 2014, the Company and CannaSys, Inc., a privately held Colorado corporation focused on providing services to the cannabis industry (“CannaSys”), combined their businesses and activities (the “Merger”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”).  A wholly owned subsidiary of the Company, formed to effectuate the Merger, was merged with and into CannaSys, which then became a wholly owned subsidiary of the Company, and all of the CannaSys outstanding common stock was converted into a total of 6,000,000 shares of common stock of the Company, which constitutes 57.70% of the Company’s total 10,398,088 issued and outstanding shares of common stock.  The shareholders of the Company prior to the merger retained an aggregate of 4,398,088 shares of common stock after the Merger, or 42.3% of the stock after giving effect to the Merger.  The Company had no outstanding options or warrants to purchase shares of common stock.

This Information Statement is provided for information purposes only.  The Company is not soliciting proxies in connection with the matters described in this information statement.  You are not requested to respond to this information statement in any way.

Directors and Executive Officers

In connection with the Merger, the Company’s board of directors was expanded to two persons and Brandon C. Jennewine was appointed a director, joining Robert R. Deller.  Subject to meeting the filing and 10-day advance notice requirements of Rule 14f-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), Mr. Deller will resign as a director, and Daniel J. Rogers will be appointed director.  At the closing, the two principals of CannaSys were appointed officers of the Company.

The following table sets forth the names, positions, and ages of the Company’s directors and executive officers, giving effect to satisfaction of the filing and notice requirements of Rule 14f-1.  The directors listed below will serve until their successors are elected and qualify.  Officers are elected by the board of directors and serve at the discretion of the Company’s board of directors:

Name	Age	Position

Brandon C. Jennewine	41	Chief Executive Officer, President, and Director
Daniel J. Rogers	40	Chief Financial Officer, Vice President, Secretary, Treasurer, and Director

Brandon C. Jennewine

Brandon C. Jennewine has over 20 years’ experience as architect and developer with leadership roles in technology companies.  In July 2009, he co-founded, with Daniel J. Rogers, Greenwerkz, LLC, later converted to Greenwerkz, Inc., a cannabis dispensary located in Denver, Colorado, having three retail locations and two production facilities to reach gross revenue of over $2.5 million, with earnings before interest, taxes, depreciation, and amortization of just over $800,000 for 2013.  Mr. Jennewine helped orchestrate the four Greenwerkz partners’ exit through a buyout by the sole remaining partner in February 2014, while simultaneously starting CannaSys and managing, as chief executive officer, TK Health, LLC, an IT consultancy based in Castle Rock, Colorado.  TK Health, LLC, was formed in March 2010 to provide custom software programming for the e-healthcare and finance sectors.  Prior to the cannabis business, he worked primarily in solutions in the e-prescribing, medical, and financial segments, acting as a software architect for SureScripts, LLC, an e-prescribing network based in Alexandria, Virginia, from July 2007 to February 2010, and as chief technology officer for Liver Research Institute, working under a grant from Roche Pharmaceuticals, from 2005 to 2006.  Mr. Jennewine graduated with a bachelor of science degree in electrical engineering from Colorado State University.

Daniel J. Rogers

Daniel J. Rogers has 12 years’ institutional banking experience with a specialization in business development risk management.  In July 2009, he co-founded, with Brandon C. Jennewine, Greenwerkz, LLC, later converted to Greenwerkz, Inc., where he was Chief Financial Officer and Managing Member.  Until March 2014, Mr. Rogers also served as Chairman of the Banking/Finance Subcommittee for MMIG, a government relations organization that he and Mr. Jennewine helped form in 2010.  Mr. Rogers obtained his bachelor’s degree in finance in 1997 from Fort Lewis College, Durango, CO, and later completed NationsBank / Bank of America’s Management Associate Program, a six-month training program for corporate institutional risk management.  Mr. Rogers later served as a Vice-President for Bank of America’s Global Corporate & Investment Bank Commercial Real Estate Group located in Denver, Colorado, from 1998 to 2005, and later served as Finance Manager for Panattoni Development Company in Denver, Colorado, and Toronto, Ontario, Canada, from 2005 until February 2009.

Neither the newly appointed executive officers and directors nor their affiliates beneficially own any equity securities or rights to acquire any securities of the Company except as otherwise described in this information statement, and no such persons have been involved in any transaction with the Company or any of its directors, executive officers, or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than respecting the transactions that are described in this information statement.

None of the newly appointed officers and directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Until further determination by the board, the full board of directors will undertake the duties of the Audit Committee, Compensation Committee, and Nominating Committee.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the Company’s common stock beneficially owned as of August 15, 2014, after giving effect to the closing of the Merger Agreement at the effective time, by: (i) each stockholder known to be the beneficial owner of 5% or more of the Company’s outstanding common stock; (ii) each executive officer and director; and (iii) all executive officers and directors as a group.  After giving effect to the Merger, the Company had 10,398,088 shares of common stock outstanding:

Names and Addresses of Beneficial Owners	Amount and Nature of Beneficial Ownership(1)	Percentage of Class

Brandon C Jennewine(2)(3)	1,515,000	14.57%
Daniel J Rogers(2)(3)	400,000	3.85
F-squared Enterprises, LLC(3)(4)	1,515,000	14.57
Jeff W. Holmes(5)	700,440	6.74
Robert R. Deller(6)	740,673	7.12
Ascendiant Capital Group, LLC(7)	635,063	6.11
Chris Holmes(8)	700,000	6.73
All Executive Officers and Directors as a Group (2 persons)	2,655,673	25.54%
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(1)	All ownership is direct ownership unless indicated otherwise.
(2)	Officer and director.
(3)	The addresses of these persons is 7951 East Maplewood Avenue, Suite 328, Greenwood Village, Colorado 80111.
(4)	These shares are beneficially owned by Mr. Jennewine since he is the owner of F-squared Enterprises, LLC, which directly owns the shares.
(5)	The address for this person is P.O. Box 11207, Zephyr Cove, Nevada.
(6)	The addresses of these persons is 4950 Golden Springs Drive, Reno, Nevada 89509.
(7)	The address for Ascendiant Capital Group, LLC is 18881 Von Karman Avenue, Irvine, CA 92612.
(8)	These shares are beneficially owned by Mr. Holmes since he is the owner of Smokejump Capital LLC, which directly owns the shares.

Change of Control

There are no contracts or other arrangements that could result in a change of control of the Company.

Executive Compensation

Compensation

No executive officer of the Company has received any compensation, including equity incentives, during the last three years.

As executive officers of CannaSys, Brandon C. Jennewine and Daniel J. Rogers received $9,807.69 and $9,807.69 respectively during August and September 2014.

Stock Option Plan

The Company has not adopted a stock option plan.

Employment Agreements

CannaSys has entered into employment letter agreements with the following officers:

●
Brandon Jennewine – letter agreement dated July 7, 2014, for the position of Chief Executive Officer at an annual base salary of $65,000, with cash bonuses up to $150,000 per year, and three weeks paid vacation time.

●
Daniel Rogers – letter agreement dated July 7, 2014, for the position of Chief Financial Officer at an annual base salary of $65,000, with cash bonuses up to $150,000 per year, and three weeks paid vacation time.

The Company reimburses employees for their out-of-pocket costs in connection with their activities on behalf of the Company.

Director Compensation

Both directors are employees, and the Company does not have any additional compensation plan for its directors.

Certain Relationships and Related Transactions, and Director Independence

Family Relationships

No officer or director is related to any other officer or director.

Related Transactions

During the year ended December 31, 2013, F-Squared Enterprises LLC contributed $7,488 to CannaSys for working capital.  F-Squared Enterprises LLC is owned 100% by Brandon Jennewine, who serves as the president of CannaSys.  Dan Rogers also contributed $2,500 to CannaSys and is the vice president, secretary, and treasurer of CannaSys.

The Company recognized $3,000 of expense in 2013 and 2012, which represented the value of the rent associated with the sole officer’s home office.

The Company’s past president, Robert Deller, provided certain contract services in 2013 and 2012 and was paid $0 and $4,822 for these services, respectively.

Robert Deller loaned the Company $20,000 during the year ended December 31, 2012, that was due July 1, 2014, with interest at 10%, and $10,000 during the year ended December 31, 2013, that was due July 1, 2014, with interest at 10%.

The Company accrued interest expense of $9,364 and $8,084 for the years ended December 31, 2013 and 2012, respectively on two related-party notes due Robert Deller described above.  The total interest owed at December 31, 2013, on the related-party notes was $38,917.

On June 30, 2014, the Company owed Robert Deller a total of $60,168.25 in principal and interest for loans made by him to the Company since its inception.  During July 2014, this total was converted into 240,673 shares of the Company’s common stock in exchange for the extinguishment of the debt.

Director Independence

Neither director is an independent director as determined by NASDAQ Rule 4200(a)(15).

Legal Proceedings

There are no claims, actions, suits, proceedings, or investigations that are currently pending or, to the Company’s knowledge, threatened by or against the Company, or respecting the Company’s operations or assets, by or against any of the Company’s officers, directors, or affiliates.

Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters

Market Information

The Company’s common stock is quoted on the OTCQB Tier of the OTC Markets under the trading symbol “TTNS.”  Since inception, there has been sporadic trading activity in its common stock and the price fluctuations have been volatile.  Currently, there is no established trading market for its common stock.  After the Company files its amended and restated articles and changes its name to “CannaSys, Inc.,” the Company will apply for and receive a new CUSIP number and a new trading symbol.  Management does not expect any established trading market to develop unless and until the Company has material operations.  In any event, the Company cannot assure that any market for its common stock will develop or be maintained.  If a public market develops in the future, the sale of “unregistered” and “restricted” shares of common stock pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), by members of management or others may have a substantial adverse impact on any such market.  At the present time, there are 541,500 free-trading shares of common stock.

Holders

As of the filing of this information statement, the Company had approximately 67 stockholders of record of its common stock.

Dividend Policy

Holders of shares of common stock are entitled to share pro rata in dividends and distributions respecting the common stock when, as, and if declared by the board of directors out of funds legally available therefore.  The Company has not paid any dividends on its common stock and intends to retain earnings, if any, to finance the development and expansion of its business.  Future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including future earnings, capital requirements, and the financial condition of the Company.

Recent Sales of Unregistered Securities

On or about June 30, 2014, the Company issued a total of 901,676 unregistered shares of common stock to a total of nine persons in exchange for cancellation of debt in the aggregate amount of $225,419.

On or about August 7, 2014, the Company issued a total of 100,000 unregistered shares of common stock to two persons for $25,000.

On or about August 7, 2014, the Company issued a total of 675,000 unregistered shares of common stock to a total of five persons as bonuses for services rendered to the Company.

On or about August 7, 2014, the Company issued a total of 45,412 unregistered shares of common stock to three persons for $22,706.

On or about August 7, 2014, the Company issued a total of 1,000,000 unregistered shares of common stock to a total of 20 persons for $500,000.

In connection with the Merger consummated on or about August 15, 2014, the Company issued a total of 6,000,000 unregistered shares of common stock to a total of 17 persons in exchange for 100% of the issued and outstanding shares of CannaSys.

In all of the foregoing transactions the shares were issued in reliance on the exemption from Securities Act registration set forth in Section 4(a)(2) of the Securities Act for transactions not involving any public offering.  All of the investors either were “accredited” as defined in Rule 501(a) of Regulation D or were sophisticated investors able to bear the risk of the investment.  Each investor confirmed the foregoing and acknowledged that the securities must be acquired and held for investment in writing.  All certificates evidencing the shares sold bear a restrictive legend.  No underwriter participated in the offer and sale of these securities.

On September 26, 2014, the Company commenced an offering of 708,334 shares of the Company’s common stock at the offering price of $0.60 per share.  The shares are being offered to accredited investors in reliance on the exemption from Securities Act registration set forth in Section 4(a)(2) of the Securities Act for transactions not involving any public offering.

Description of Securities

The Company’s articles of incorporation authorize it to issue 75,000,000 shares of capital stock, par value $0.001 per share, all designated as common stock.

Common Stock

The holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders.  Shares of common stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding common stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors.  The Company’s bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for shareholders’ meetings, except respecting certain matters for which a greater percentage quorum is required by statute or the bylaws.

The Company’s shareholders have no preemptive rights to acquire additional shares of common stock or other securities.  The common stock is not subject to redemption and carries no subscription or conversion rights.  In the event of the Company’s liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends.  The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

Preferred Stock

By separate action, subject to complying with prior SEC filing and notice requirements, the Company proposes to amend and restate its articles of incorporation to authorize the issuance of preferred stock.  If the amended and restated articles are adopted, the Company’s board of directors will be authorized, without stockholder action, to issue up to 5,000,000 shares of preferred stock in one or more series and to delegate to the board the authority to fix the number of shares and rights, preferences, and limitations of each series.  Among the specific matters that may be determined by the board of directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of any voluntary liquidation or dissolution of the Company, and voting rights, if any.  The provisions of the amended and restated articles relating to the preferred stock will allow directors to issue preferred stock with multiple votes per share and dividend rights that would have priority over any dividends paid to the holders of common stock.  The issuance of preferred stock with these rights may make the removal of management difficult even if the removal would be considered beneficial to shareholders generally and will have the effect of limiting shareholder participation in certain transactions, such as mergers or tender offers, if these transactions are not favored by management.

Our board of directors and the holders of a majority of the voting power of our common stock approved the authorization of preferred stock to provide us with securities other than common stock that we may issue to obtain financing for our future operations.  Preferred stock may have different and preferential voting, dividend, liquidation, or other rights to attract investment.  Preferred stock may be issued in transactions that do not involve a general public offering for cash and may contain the properties of an equity and a debt instrument.  Any or all rights of the preferred stock may be greater than the rights of the common stock, and the issuance of preferred stock with voting or conversion rights may also dilute and adversely affect the voting power of the holders of common stock.  In addition, preferred stock may be issued as a means of preventing a hostile takeover.  Our board of directors has no plans to issue, and does not contemplate issuing, any preferred stock in the foreseeable future.

Authority to Issue Stock

The board of directors has the authority to issue the authorized but unissued shares of common stock and preferred stock without action by the shareholders.  The issuance of such shares would reduce the percentage ownership held by current shareholders.

Indemnification of Directors and Officers

The Nevada Revised Statutes permit the inclusion in the Company’s articles of incorporation of a provision limiting or eliminating the potential monetary liability of directors to a corporation or its stockholders by reason of their conduct as directors.  The provision would not permit any limitation on, or the elimination of, liability of a director for disloyalty to his corporation or its stockholders, failing to act in good faith, engaging in intentional misconduct or a knowing violation of the law, obtaining an improper personal benefit, or paying a dividend or approving a stock repurchase that was illegal under Nevada law.  Accordingly, the provisions limiting or eliminating the potential monetary liability of directors permitted by Nevada law apply only to the “duty of care” of directors, i.e., to unintentional errors in their deliberations or judgments and not to any form of “bad faith” conduct.

The Company’s articles of incorporation contain a provision that eliminates the personal monetary liability of directors to the extent allowed under Nevada law.  Accordingly, a stockholder is able to prosecute an action against a director for monetary damages only if he can show a breach of the duty of loyalty, a failure to act in good faith, intentional misconduct, a knowing violation of law, an improper personal benefit, or an illegal dividend or stock repurchase, and not “negligence” or “gross negligence” in satisfying his duty of care.  Nevada law applies only to claims against a director arising out of his role as a director and not, if he is also an officer, his role as an officer or in any other capacity or to his responsibilities under any other law, such as the federal securities laws.

In addition, the Company’s articles of incorporation and bylaws provide that the Company will indemnify its directors, officers, employees, and other agents to the fullest extent permitted by Nevada law.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

No pending litigation or proceeding involving a director, officer, employee, or other agent of the Company as to which indemnification is being sought exists, and the Company is not aware of any pending or threatened material that may result in claims for indemnification by any director, officer, employee, or other agent.

Compliance with Section 16(a) of the Securities Act of 1934

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers, and persons who own more than 10% of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports to changes in ownership of common stock and other equity securities of the Company.  Officers, directors, and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and information otherwise available to the Company, as of October 15, 2014, all Section 16(a) filing requirements applicable to the Company’s officers, directors, and greater than 10% beneficial owners were met, with the exception of Robert R. Deller, Jeff W. Holmes, and Ascendiant Capital Group, LLC who failed to file a Form 3.

Financial Statements and Supplementary Data

Not applicable.

Other Information

The Company files annual, quarterly, and current reports, proxy statements, and registration statements with the SEC.  You can obtain any of the filings incorporated by reference in this Information Statement through the Company or from the SEC through its website at http://www.sec.gov.  You may also read and copy any document that the Company files with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

THERMAL TENNIS, INC.
Registrant

Dated: October 22, 2014	By:	/s/ Brandon C. Jennewine
Brandon C. Jennewine, CEO